AEM SPA

SEC MAIL RECEIVED PROCESSING
OCT 0 3 2005
WASH. D.C. 209 SECTION

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SLS/SES/4190/2005/MAN/cg

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

September 29, 2005 [redacted]

SUPPL

05011636

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued today.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

PROCESSED
OCT 18 2005
THOMSON FINANCIAL

Very truly yours,

Nardone

Maria Angela Nardone
Company Secretary

Encl.

dlo 10/5

AEM S.P.A.
20122 Milano - Corso di Porta Vittoria, 4 - Tel. +39 027720.1 - Fax +39 027720.3920
Capitale Sociale € 936.024.648,00 i.v. - Codice fiscale, Partita IVA e numero di iscrizione nel Registro Imprese di Milano 11957540153
Codice V.A.T. IT 11957540153 - www.aem.it - aem@aem.it

Cod.5968117 - 3.2004

AEM SPA

PRESS RELEASE AEM SPA:

BOARD OF DIRECTORS APPROVES FIRST HALF 2005 CONSOLIDATED RESULTS (IAS/IFRS): GROWTH OF THE TURNOVER (+10.9%) AND NET PROFIT (+5.5%) SIGNIFICANT CASH FLOW GENERATION (EURO +317 MILLION)

****

APPOINTMENT OF A DIRECTOR
MODIFICATION OF THE COMPANY EVENTS CALENDAR

Milan, 29th September 2005 – Today, under the chairmanship of Mr Giuliano Zuccoli, the AEM SpA Board of Directors met, examined and approved the consolidated results of the AEM Group which have been elaborated by applying the valuation and measurement criteria established by the international accounting principles (IAS/IFRS) which are inferred to be those in force at 31st December 2005. The period's reference data have also been determined in compliance with the IAS/IFRS principles.
The consolidated results of the first half 2005 and those of the corresponding period include the effects of the proportional consolidation at 20% of Edipower S.p.A.

The trend of the turnover, of the net profit as well as of the cash flow has been positive, despite the contraction of the operating margins, which are partially linked to the accounting classification criteria and partially to factors not recurring in the medium term.
Among such factors the following points should be mentioned:

- A sharp growth of raw material prices on the international markets which has resulted in a rapid increase of gas procurement costs versus only a slower growth of the unity revenues. As a consequence this determined a temporary margin reduction;
- A significant contraction of the electrical energy produced by the Company's own plants or contractualised plants (13.7%), mainly due to important outages (in particular at the Edipower's plants in Chivasso, Sermide, and Brindisi as well as at AEM's plant in Cassano d'Adda) as well as to a lower water availability. As a consequence such factors have determined a reduction of the sales of electrical energy to eligible customers and wholesalers as well as higher purchases on the market;
- The start-up of the Single Buyer which, since April 2004, has interrupted the vertical integration with the captive market. Such captive market is notably characterized by margins higher than those of the free market;
- A contraction in the allowed revenues for the distribution activities, which are to be attributed to the impact of the tariff measures decreed by the Authority for Electrical Energy and Gas.

Results

During the first half year 2005, consolidated income of the AEM Group reached Euro 1,034.8 million, which represents a growth of Euro 102.0 million compared with the corresponding period for 2004.

The volumes of electricity sold reached, at 30th June 2005, 7,256.7 million kWh, which represents a growth of 10.2% compared to the corresponding period in 2004 thanks to the effect of higher

transactions on the IPEX (Italian Power Exchange – operating since 1st April 2004) which absorbed 1,803.0 million kWh (657 million kWh in the period April-June 2004).
Sales to eligible final customers and wholesalers amounted to 3,015.5 million kWh (- 12.0%); sales to captive customers (supplied by the Single Buyer through the distributing company of the AEM Group) amounted to 2,438.2 million kWh (- 2.7%).
Demand was covered (including losses) by own energy to the extent of 4,163.6 million kWh (4,925.7 million kWh at 30th June 2004), by Edipower's energy to the extent of 2,213.8 million kWh (2,431.2 million kWh at 30th June 2004), the purchase of 208.2 million kWh (612.1 million kWh in the corresponding period in 2004) of energy produced by third parties, by the purchase of 503.3 million kWh on the IPEX markets, and by Acquirente Unico S.p.A. (the Single Buyer) to the extent of 2,600.1 million kWh.

During the first half year 2005 gas sales stood at 672.2 million cubic metres, which represents a decrease of 1.6% compared with the corresponding period for 2004 mainly due to adverse climatic factors. Heat sales, instead, have increased by 7.9% thanks to the contribution returned by new connections carried out in the first half of year 2005.
In the field of network management, the distributed volumes have increased and amounted to 777.5 million cubic metres as regards gas (+0.8%), and 3,744.5 million kWh as regards electricity (+3.5%).

Operating costs reached Euro 682.4 million, which represents a growth of 22.6% compared with 30th June 2004. Such dynamics were due mainly to the higher costs for electrical energy and gas purchases as a consequence of the above mentioned factors.
During the accounting period in question, by virtue of the application of the pay rises provided for by the contract, labour costs increased by 1.6% .Therefore labour costs amounted to Euro 75.5 million.

The joint effects of the above mentioned dynamics have brought about a decrease of 8.3% of the gross operating margin (EBITDA), which stands at Euro 276.8 million (compared with Euro 301.9 million at 30th June 2004). By virtue of the allocations for depreciation worth Euro 73.0 million (compared with Euro 66.1 million at 30th June 2004), and provisions to the reserve fund for risk and expenses, to the credit depreciation fund, and to the asset write down fund to the extent of Euro 32.8 million (compared with Euro 10.1 million at 30th June 2004), the operating result (EBIT) stood at Euro 171.0 million (compared with Euro 225.7 million at 30th June 2004).

The financial management balance returned a positive result for the sum of Euro 32.3 million, an improvement with respect to the figure evidenced in the corresponding accounting period in 2004 which returned a negative result for the sum of Euro 28.4 million. The variation compared with the corresponding account period for 2004 may be mainly attributed to the capital gain, which amounts to Euro 49.8 million following the sale of n. 6,696,424 Fastweb shares. Moreover, net of such capital gain, the financial management balance records an improvement compared with the corresponding accounting period in 2004 to the extent of Euro10.9 million thanks to the financial rationalization process started by the Group, to the adoption of a cash-pooling system of the current accounts, to the incomes on derivatives priced at fair value and to the use of share loans which allowed a significant reduction of the financial expenses.

Capital losses from asset disposal stood at Euro 0.9 million (+10.4% million Euro at 30th June 2004 due to the sale of some company premises).
Taxes for the period, which stood at Euro 56.4 million (Euro 70.0 million at 30th June 2004), take into account the effects of the deferred tax credits and debts calculated with respect to timing differences existing at the net income shown in the financial statement.

Net consolidated profits for the accounting period, net of minorities, stood at Euro 145.0 million, which represents a growth of 5.5% compared with the corresponding period for 2004.

ASSETS AND LIABILITIES

The total consolidated net equity at 30th June 2004 amounted to Euro 1,597.2 million, which represents a growth of Euro 212.0 million compared to 31st December 2004.

The consolidated net financial position at 30th June 2005, negative to the extent of Euro 1,664.8 million (negative to the extent of Euro 1,982.1 million at 31st December 2004), shows an improvement amounting to Euro 317.3 million compared to 31st December 2004.

The above mentioned improvement includes, as well as the equity variations, the positive cash generation of the period relevant to the current operations and investment policy. The financial statement highlights the fact that current operations have produced resources at a consolidated level to the extent of Euro 306.7 million. Compared with the corresponding period for 2004 the operating cash flow is Euro 198.5 million higher as a consequence of the following factors:

- A generation of financial resources amounting to Euro 88.7 million following the net variation of the assets and liabilities which in the corresponding period for 2004 had absorbed resources to the extent of Euro 95.3 million. Such positive effect is due the control of the working capital with particular reference to credits to customers;
- Higher net profit and depreciations than those recorded in the first half year 2004 to the extent of Euro 14.5 million.

Investments have absorbed resources to the extent of Euro 45.1 million (Euro 100.3 in the first half year 2004). In particular, net investments in tangible and intangible assets stood at Euro 77.8 million, the countervalue of own shares sold amounted to Euro 12.2 million and shareholdings decreased of Euro 20.5 million as a consequence of the sale of the shareholdings in Fastweb S.p.A. partially compensated by the shareholding in Ecodeco S.r.l and by the fair value of the shareholdings in portfolio, among which the one in Atel S.A..

* * *

The Board of Directors, in today's meeting, has also:

- Decided for the cooptation of Mr Luigi Galassi replacing Mr Umberto Quadrino, who resigned on 9th September 2005. His *curriculum vitae* is available at the Company's registered offices;
- Assessed the independence requirement for the coopted Director;
- Appointed Director Mr Luigi Galassi, member of the Internal Control Commitee, which is composed as follows: Mr Alberto Sciumè – Coordinator, Mr Dario Cassinelli and Mr Luigi Galassi;
- Deferred the approval of the quarterly at 30th September 2005 to 14th November 2005

AEM Group
Profit and Loss

(millions of euro)	30/06/2005	%	30/06/2004	%	change	% 05/04
Total revenues	**1.034,8**	**100,0**	**932,8**	**100,0**	**102,0**	**10,9**
Revenues from sales	865,6	83,6	787,1	84,4	78,5	10,0
Other revenues	169,2	16,4	145,7	15,6	23,50	16,1
Operating costs	**(682,4)**	**(65,9)**	**(556,6)**	**(59,7)**	**(125,8)**	**22,6**
Labour costs	(75,5)	(7,3)	(74,3)	(8,0)	(1,2)	1,6
Gross operating income (EBITDA)	**276,8**	**26,7**	**301,9**	**32,4**	**(25,1)**	**(8,3)**
Depreciation	(73,0)	(7,1)	(66,1)	(7,1)	(6,9)	10,4
Provisions	(32,8)	(3,2)	(10,1)	(1,1)	(22,7)	224,8
Operating income (EBIT)	**171,0**	**16,5**	**225,7**	**24,2**	**(54,7)**	**(24,2)**
Financial balance	32,3	3,1	(28,4)	(3,0)	60,7	213,7
Affiliates	(0,1)	(0,0)	0,1	0,0	(0,2)	(200,0)
Extraordinaries	(0,9)	(0,1)	10,4	1,1	(11,3)	(108,7)
Income before taxes	**202,3**	**19,5**	**207,8**	**22,3**	**(5,5)**	**(2,6)**
Taxes	(56,4)	(5,5)	(70,0)	(7,5)	13,6	(19,4)
Net income of minority interest	(0,9)	(0,1)	(0,4)	(0,0)	(0,5)	125,0
Net income of the group	**145,0**	**14,0**	**137,4**	**14,7**	**7,6**	**5,5**

Balance Sheet

(millions of euro)	30.06.2005	%	31.12.2004	%	Change	% 05/04
Capital employed						
Net fixed capital employed	3.278,8	100,5	3.329,8	98,9	(51,0)	(1,5)
Working capital	(16,8)	(0,5)	37,5	1,1	(54,3)	(144,8)
Total capital employed	**3.262,0**	**100,0**	**3.367,3**	**100,0**	**(105,3)**	**(3,1)**
Sources of funds						
Shareholders' equity	**1.597,2**	**49,0**	**1.385,2**	**41,1**	**212,0**	**15,3**
Total financial position beyond the next finincial year	1.535,2	47,1	1.730,0	51,4	(194,8)	(11,3)
Total within the next financial year	129,6	4,0	252,1	7,5	(122,5)	(48,6)
Total net finacial position	**1.664,8**	**51,0**	**1.982,1**	**58,9**	**(317,3)**	**(16,0)**
Total coverage sources	**3.262,0**	**100,0**	**3.367,3**	**100,0**	**(105,3)**	**(3,1)**

Cash-flow statement

(millions of euro)	30.06.2005	30.06.2004
Opening net financial position	**(1.982,1)**	**(1.926,2)**
Net income for the period	145,0	137,4
Depreciation	73,0	66,1
Changes in assets and liabilities	88,7	(95,3)
Cash flow generated by current operations	**306,7**	**108,2**
Net capital expenditure on tangible, intangible and finacial assets	**(45,1)**	**(100,3)**
Changes in minority interests	0,9	0,4
Change in the consolidation reserve	149,4	0,6
Net income distributed	(94,6)	(89,1)
Cash flow absorbed by changes in shareholders' equity	**55,7**	**(88,2)**
Closing net financial position	**(1.664,8)**	**(2.006,5)**

Info:

AEM SpA
Investor Relations
Tel. +390277203879
ir@aem.it